Item 1.

(a) Xoma Ltd

(b) 	2910 Seventh St
      Berkeley, California 94710

Item 2.

(a) Platinum Asset Management Limited as trustee for the Platinum Asset Management Trust

(b)  Level 4, 55 Harrington St
Sydney NSW 2000
Australia
(c) Australia
(d) Common Stock
(e) G9825R107

Item 3.
N/A

Item 4.

(a) 4,656,003
(b) 5.4%
(c) (i) 4,656,003
(ii) 0
(iii) 4,656,003
(iv) 0

Item 5
No

Item 6
No

Item 7
N/A

Item 8
N/a

Item 9
N/A



Item 10
(a) N/A
(b) By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.



After reasonable inquiry and to the best of my
Knowledge and belief, I certify that the information set forth in this statement is true and correct